UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of May 2026

Commission file number: 001-40231

Universe Pharmaceuticals INC

265 Jingjiu Avenue

Jinggangshan Economic and Technological Development Zone

Ji’an, Jiangxi, China 343100

+86-0796-8403309

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒       Form 40-F ☐

Grant of Shares to Chief Executive Officer

On April 14, 2026, Universe Pharmaceuticals INC, an exempted company formed in the Cayman Islands (the “Company”), adopted its 2026 Equity Incentive Plan (the “2026 Equity Incentive Plan”). The 2026 Equity Incentive Plan provides for the grant of various equity-based awards with respect to a maximum number of 84,500 ordinary shares, par value US$0.00001 per share, of the Company (whether Class A ordinary shares, Class B ordinary shares, or a combination thereof) available for issuance thereunder.

On May 5, 2026, the compensation committee of the Company’s Board of Directors (the “Board”) and the Board, as administrator of the 2026 Equity Incentive Plan, approved the grant of an aggregate of 71,890 Class A ordinary shares and 12,610 Class B ordinary shares of the Company to Mr. Gang Lai, the Company’s Chief Executive Officer, under the 2026 Equity Incentive Plan, as compensation for Mr. Lai’s past services to the Company. Each Class B ordinary share is convertible into one Class A ordinary share on a one-for-one basis. The shares were issued on May 7, 2026.

Following such issuance, the Company has a total of 631,761 Class A ordinary shares and 16,077 Class B ordinary shares issued and outstanding, and Mr. Lai and his holding company beneficially own approximately 75.0% of the voting power of the Company’s total issued and outstanding shares.

SIGNATURES

Pursuant to the requirements of the Securities and Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

Universe Pharmaceuticals INC

Date: May 14, 2026	By:	/s/ Gang Lai
Gang Lai
Chief Executive Officer

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